UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of:  May, 2023

GRANITE REAL ESTATE INVESTMENT TRUST
(Commission File Number:  001-35771)
(Name of registrant)

GRANITE REIT INC.
(Commission File Number:  001-35772)
(Name of registrant)

77 King Street West, Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario
M5K 1H1
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                             Form 20-F  ☐    Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2023	GRANITE REAL ESTATE INVESTMENT TRUST

	By:	/s/Teresa Neto
Name: Teresa Neto
Title: Chief Financial Officer

Date: May 19, 2023	GRANITE REIT INC.

	By:	/s/Teresa Neto
Name: Teresa Neto
Title: Chief Financial Officer

 FORM 6-K EXHIBIT INDEX

Exhibit No.

99.1	Granite Announces Renewal of Normal Course Issuer Bid